UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2023

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iasonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

On November 13, 2023, Capital Product Partners L.P. announced that it has entered into an umbrella agreement (the “Umbrella Agreement”) with Capital Maritime & Trading Corp. and Capital GP L.L.C. providing for the acquisition of 11 newbuild liquefied natural gas carriers from Capital Maritime.

A copy of the press release announcing the Umbrella Agreement is attached as Exhibit I hereto. The summary of the Umbrella Agreement contained therein does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Umbrella Agreement, a copy of which is attached as Exhibit II hereto.

The information contained in this report on Form 6-K and in Exhibit I and Exhibit II (except for the section entitled “Highlights” and commentary of Jerry Kalogiratos) attached hereto is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-274680).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: November 13, 2023	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer of Capital GP L.L.C.